INFOLOGIX, INC.

101 E. County Line Road, Suite 210

Hatboro, PA  19040

(215) 604-0691

May 18, 2010

VIA FACSIMILE AND EDGAR

United States Securities and Exchange Commission

Mark P. Shuman

Branch Chief – Legal

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Re:                             InfoLogix, Inc.

Registration Statement on Form S-3

Filed February 3, 2010, Amended April 2, 2010 and May 18, 2010

File No. 333-164683

Dear Mr. Shuman:

InfoLogix, Inc. (the “Company”) hereby requests that the effectiveness of the above-captioned Registration Statement on Form S-3 (the “Registration Statement”) be accelerated to 10:00 a.m. on Thursday, May 20, 2010 or as soon thereafter as possible.

Should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, the Company acknowledges that such action does not foreclose the Commission from taking any action with respect to the Registration Statement.  The Company further acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement, and the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please inform Stephen T. Burdumy, (215) 988-2880, or Scott B. Connolly, (215) 988-2812, of Drinker Biddle & Reath LLP when the Registration Statement is declared effective.

Very truly yours,

INFOLOGIX, INC.

By:	/s/ John A. Roberts
	Name:	John A. Roberts
	Title:	Chief Financial Officer

cc:                                 Matthew Crispino, United States Securities and Exchange Commission

Stephen T. Burdumy, Drinker Biddle & Reath LLP

Scott B. Connolly, Drinker Biddle & Reath LLP